Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K ) www.charteredsemi.com	880 N. McCarthy Blvd., Ste. 100 Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938
 N e w s  R e l e a s e

Investor Contacts: Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Lim Li Chuen (65) 6360.4060 lclim@charteredsemi.com

Media Contacts: Chartered U.S.: Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Chartered Singapore: Celestine Lim (65) 6850.6123 celestinelim@charteredsemi.com
CHARTERED UPDATES GUIDANCE FOR FOURTH QUARTER
SINGAPORE — December 12, 2008 — Today, in its scheduled mid-quarter update, Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTERED) updated its fourth quarter 2008 guidance, which was originally provided on October 31, 2008.
“As the quarter is progressing, we are seeing some of our customers postponing their deliveries due to, what we believe are, weaker market conditions and their intent to keep inventories low. We are therefore revising our outlook for the fourth quarter. Due to the uncertain business environment that continues to cloud our business visibility, we are aggressively identifying additional areas for cost reduction in addition to those that are being implemented currently,” said George Thomas, senior vice president & CFO of Chartered.
Chartered plans to release fourth quarter 2008 results on Friday, January 30, 2009, Singapore time, before the Singapore market opens. Chartered’s original guidance for fourth quarter 2008 was published in the Company’s third quarter 2008 earnings release dated October 31, 2008, which can be found on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, Earnings Releases section.

The revised outlook for fourth quarter 2008 is as follows:

	3Q 2008	4Q 2008 Guidance
		October 31	Revised	Revised
	Actual	Guidance	Guidance	Guidance
		Midpoint/Range	Midpoint/Range	Sequential change
Revenues	$463.7M	$368M, ± $6M	$348M, ± $5M	Down 24% to down 26%
Revenues including Chartered’s share of SMP	$487.2M	$379M, ± $7M	$355M, ± $5M	Down 26% to down 28%
ASP (a)	$878	$897, ± $20	$897, ± $15	Flat to up 4%
ASP including Chartered’s share of SMP (a)	$873	$895, ± $25	$895, ± $20	Flat to up 5%
Utilization	85%	63%, ± 3%	60%, ± 2%	—
Gross profit	$65.6M	$31M, ± $6M	$15M, ± $5M	—
Net income (loss)	($24.4M)	($57 M), ± $5M	($80 M), ± $4M	—
Basic earnings (loss) per ADS (b)	($0.11)	($0.23), ± $0.02	($0.32), ± $0.02	—

(a)	Eight-inch equivalent wafers.

(b)	Basic earnings (loss) per ADS is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares, projected to be approximately $2.5 million in fourth quarter 2008.
About Chartered
Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 22nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and five 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our customers postponing their deliveries, the reasons for such postponement and the revision of our guidance for 4Q08 results reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are decreased consumer confidence, credit crisis, financial market turmoil and the deteriorating macro economic conditions in the United States as well as globally; changes in the demands from our customers; demand and supply outlook in the semiconductor market; competition from existing foundries and new foundry companies resulting in pricing pressures; excess inventory, life cycle, market outlook and trends for specific products; products mix; unforeseen delays, interruptions, performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; the successful integration of Fab 3E operations into our operations; unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM and the other joint development partners); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2007 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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